3/11/03

03014550

SE[...]S
[...] COMMISSION
[...]ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Clearing LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 35th Floor
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Shane Mulron, Chief Financial Officer — (916) 859-4408
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

225 West Santa Clara Street	San Jose	California	95113-1728
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- θ Public Accountant
- θ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

RECEIVED
MAR 03 2003
155

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

We, Wade Cooperman and Shane Mulron, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Clearing LLC (the "Company"), as of and for the year ended December 31, 2002, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Wade Cooperman — 2/25/03
Signature — Date

President
Title

Shane Mulron — 2/25/03
Signature — Date

Chief Financial Officer
Title

Lori Ann Smith 2/25/03
Notary Public

LORI ANN SMITH
COMM. #1331780
Notary Public-California
SACRAMENTO COUNTY
My Comm. Exp. Nov 23, 2005

E*TRADE CLEARING LLC

(SEC ID. NO. 8-41354)

Statement of Financial Condition as of December 31, 2002 and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC DOCUMENT**.

Deloitte & Touche LLP
Suite 600
225 West Santa Clara Street
San Jose, California 95113-1728

Tel: (408) 704-4000
Fax: (408) 704-3083
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

E*TRADE Clearing LLC:

We have audited the accompanying statement of financial condition of E*TRADE Clearing LLC (the "Company") as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Clearing LLC at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 22, 2003
(January 31, 2003 as to Note 11)

E*TRADE CLEARING LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002 (in thousands)

ASSETS

Cash and cash equivalents	$ 39,170
Cash and investments required to be segregated under Federal or other regulations	1,303,318
Receivable from brokers, dealers and clearing organizations	305,314
Receivable from customers, less provision for doubtful accounts of $3,025	983,181
Receivable from Parent and affiliated companies	202,384
Other assets	6,435
TOTAL	$ 2,839,802

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to brokers, dealers and clearing organizations	$ 613,292
Payable to customers	1,785,918
Payable to E*TRADE Securities	21,379
Payable to affiliated companies	1,117
Bank loan payable	5,500
Accounts payable, accrued and other liabilities	8,932
Total liabilities	2,436,138
COMMITMENTS AND CONTINGENCIES (Note 9)	
MEMBER'S EQUITY	403,664
TOTAL	$ 2,839,802

See notes to statement of financial condition.

E*TRADE CLEARING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - On July 2, 2002, E*TRADE Institutional Securities, Inc., ("ETIS") a wholly owned indirect subsidiary of E*TRADE Group, Inc. (the "Parent"), underwent an internal corporate restructuring ("Corporate Restructuring") as part of an enterprise-wide initiative to consolidate and streamline brokerage services and was reorganized and renamed E*TRADE Clearing LLC (the "Company"). The Company, a single member Limited Liability Company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the New York Stock Exchange (the "NYSE") and the National Association of Securities Dealers, Inc. (the "NASD") as the successor broker-dealer to ETIS. Additionally, the Company is a registered introducing broker under the Commodity Exchange Act and a member of the National Futures Association. The Company is wholly owned by E*TRADE Brokerage Holdings Inc. ("E*TRADE Brokerage Holdings"). E*TRADE Brokerage Holdings' common stock is wholly owned by the Parent and its preferred stock is wholly owned by Web Street Securities, Inc. ("Web Street"), an indirect wholly owned subsidiary of the Parent.

On August 29, 2002, E*TRADE Systems, Inc., E*TRADE Investor Select, Inc., and E*TRADE Marquette Securities, Inc. were merged into the Company as part of the Corporate Restructuring.

On September 3, 2002, E*TRADE Securities LLC ("E*TRADE Securities") and the Company entered into an asset exchange agreement (the "Asset Exchange Agreement") whereby all cash balances and security positions in customer accounts previously maintained by E*TRADE Securities were transferred to the Company and the Company began performing centralized cashiering, bookkeeping, and clearing functions for cash and margin accounts of customers of E*TRADE Securities.

Cash and investments required to be segregated under Federal or other regulations consist primarily of government backed securities purchased under agreements to resell ("Resale Agreements"). Resale Agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts, which approximate fair-value. The Company obtains possession of collateral with a market value equal to or in excess of the principal amount loaned and accrued under resale agreements. Collateral is valued by the Company, with additional collateral obtained or refunded when necessary. At December 31, 2002, the Company had resale agreements of $1,273,000,000 and $30,318,000 in certificates of deposit maintained in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC.

Estimated Fair-Value of Financial Instruments - The Company believes the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from and payables to brokers, dealers, clearing organizations and customers, receivables from and payables to affiliated companies and other liabilities to be reasonable estimates of fair-value.

Income Taxes – The Company was reorganized as an LLC on July 2, 2002 as a result of a tax free merger of the corporation into a wholly owned LLC. Prior to the merger of the corporation into the LLC, the Company accounted for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires the recognition of deferred tax assets and liabilities at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences were recognized to the extent that realization of such benefits was more likely than not. After the merger, the Company's sole member is E*TRADE Brokerage Holdings. As the sole member, E*TRADE Brokerage Holdings succeeds to all the deferred tax assets and liabilities that existed on the date of the merger. The LLC is not subject to federal income tax as a LLC's federal taxable income is allocated to its members for inclusion in the members' respective tax returns. The Company may still be subject to income or franchise taxes in certain states that impose tax on a LLC.

New Accounting Standards –In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*, which provides alternative transition methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has not changed the way it accounts for stock-based employee compensation; however, it has adopted the disclosure provisions of SFAS No. 148, effective December 31, 2002.

In December 2002, the FASB issued FASB Interpretation No. 45 ("FIN No. 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN No. 45 requires a company to disclose many of the guarantees or indemnification agreements it issues, some of which are required to be recorded as a liability in the company's balance sheet at the time it enters into the guarantee. FIN No. 45 requires disclosures beginning in year-end financial statements ending after December 15, 2002. The Company has adopted the disclosure provisions, which did not have a material impact on the Company's financial condition for the year ended December 31, 2002. The liability recognition provisions apply prospectively to guarantees issued or modified beginning January 1, 2003. The Company does not expect that the adoption of the remaining provisions of FIN No. 45 will have a material impact on its financial condition.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN No. 46"), *Consolidation of Variable Interest Entities – an interpretation of ARB No. 51*. FIN No. 46 addresses the consolidation of variable interest entities. Generally, a variable interest entity ("VIE") is a corporation, partnership, trust or any other legal structure used for business purposes that either (1) does not have equity investors with voting rights or (2) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A VIE often holds financial assets and may be passive or it may engage in such activities as research and development or other activities on behalf of another company. FIN No. 46 requires that a VIE be consolidated by a company if that company is subject to a majority of the VIE's risk of loss or entitled to receive a majority of the VIE's residual returns or both. A company that consolidates a VIE is referred to as the primary beneficiary of that entity.

The consolidation requirements of FIN No. 46 apply immediately to VIE's created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003 regardless of when the VIE was established. The Company has adopted the disclosure provisions and will adopt the consolidation requirements immediately for any new VIE

created after January 31, 2003. The adoption of the disclosure provisions of FIN No. 46 did not have a material impact on the Company's financial condition for the year ended December 31, 2002. The Company does not expect that the adoption of the remaining provisions of FIN No. 46 will have a material impact on its financial condition.

Use of Estimates - The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes for the periods presented. Actual results could differ from management's estimates.

2. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers and clearing organizations result from the Company's trading activities on behalf of its customers and consist of the following (in thousands):

Receivable:	
Deposits paid for securities borrowed	$ 278,959
Net settlement and deposits with clearing organizations	19,596
Securities failed to deliver	1,707
Other	5,052
Total	$ 305,314
Payable:	
Deposits received for securities loaned	$ 580,392
Securities failed to receive	3,117
Other	29,783
Total	$ 613,292

Failed to deliver and receive items represent the contract value of securities not delivered or received on settlement date. Deposits paid for securities borrowed and received for securities loaned approximate the market value of the related securities.

3. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Receivable from customers of $983,181,000, less provision for doubtful accounts of $3,025,000, primarily represents credit extended to customers to finance their purchases of securities on margin. Securities owned by customers are held as collateral for amounts due on margin balances (the value of which is not reflected in the statement of financial condition).

Payable to customers of $1,785,918,000 primarily consists of free credit balances and other customer funds pending completion of securities transactions. Interest is paid on certain customer credit balances as directed by the introducing broker-dealers.

4. SHORT-TERM BORROWINGS

The principal sources of financing for margin lending are credit balances in customer accounts and the Company's stock loan program. The Company also maintains financing facilities with banks totaling $250,000,000 to finance margin lending. At December 31, 2002, there was $5,500,000, at an interest rate of 1.75%, outstanding under these facilities. This amount was repaid on January 2, 2003. From September 3, 2002 to December 31, 2002, the Company utilized this facility 18 days with an average overnight borrowing of $6,320,000.

5. RELATED PARTY TRANSACTIONS

The Parent provides the Company systems, telecommunication, administrative and operational supplies and support. The Parent charges the Company for these services on a per securities transaction basis for trades processed by the Company.

The Company clears trades for an affiliated entity, E*TRADE Securities, an introducing broker-dealer, and charges E*TRADE Securities for these services on a per securities transaction basis. In addition, as compensation for its services and to cover its costs incurred, the Company shares in the net interest and other revenue earned from E*TRADE Securities' customers.

The Company directs equity security orders to a number of market-makers and market centers for execution, including Dempsey & Company, LLC and GVR Company, LLC, affiliated market-makers indirectly wholly owned by the Parent.

6. INCOME TAXES

The Company was reorganized as an LLC on July 2, 2002 as a result of a tax free merger and is not subject to federal income tax as an LLC from that date. Prior to July 2, 2002, the Company was included in the consolidated federal tax return of the Parent. The Company's results are allocated to its member for inclusion in the member's respective tax returns. As a result, E*TRADE Brokerage Holdings will include the income from the Company in its tax return. Income tax expense incurred by the Parent from net income through July 2, 2002 generated by the Company was reimbursed to the Parent by the Company and was recorded as a reduction to receivable from Parent in the accompanying statement of financial condition.

7. EMPLOYEE BENEFIT PLANS

401(k) Plan

The Parent has a 401(k) salary deferral program which includes eligible associates of the Company who have met certain service requirements. The Company matches certain associate contributions; additional contributions to this plan are at the discretion of the Company.

Stock Purchase and Stock Option Plans

Eligible associates of the Company who have met certain service requirements are also able to participate in the Parent's stock purchase and stock option plans. The Parent's stock option plans provide for the granting of nonqualified or incentive stock options to officers, key associates and consultants of the Company for the purchase of the Parent's common stock at a price determined by the Parent's Board of Directors at the date the option is granted. The options are generally exercisable ratably over a four-year period from the date the option is granted and expire within ten years from the date of grant. At December 31, 2002, there were options outstanding to purchase 1,101,416 shares of the Parent's common stock at exercise prices ranging from $0.58 to $58.19 with a weighted average price of $6.89 and 20,465,000 shares were available for future grants. During the year ended December 31, 2002, options to purchase 125,100 shares of the Parent's common stock at a weighted average price of $9.91 were granted to Company associates.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and the NYSE, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2002 the Company had net capital of $102,518,000 (9.4% of aggregate debit balances) which was $80,793,000 in excess of its required net capital of $21,725,000. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

9. COMMITMENTS AND CONTINGENT LIABILITIES

The Parent leases office space and furniture under noncancelable operating leases through 2013. Such lease commitments are allocated by the Parent based on the percentage of total office space occupied by the Company. The Company's portion of future rental commitments is estimated as follows (in thousands):

Year ending December 31,	
2003	$ 1,960
2004	1,791
2005	1,523
2006	1,476
2007	1,440
Thereafter	3,263
Total	$ 11,453

The leases for office space contain rent escalation provisions based on increases in certain costs incurred by the lessor.

Pursuant to the Asset Exchange Agreement, certain assets and liabilities relating to the stock loan transactions with MJK, described below, were transferred from E*TRADE Securities to the Company (see Note 11). In the ordinary course of its business, E*TRADE Securities, through its predecessor

E*TRADE Securities, Incorporated, engaged in certain stock loan transactions with MJK Clearing, Inc., ("MJK"), involving the lending of Nasdaq-listed common stock of GenesisIntermedia, Inc. ("GENI"), and other securities from MJK to E*TRADE Securities. Subsequently, E*TRADE Securities redelivered the GENI and/or other securities received from MJK to three other broker-dealers, Wedbush Morgan Securities, ("Wedbush"), Nomura Securities, Inc., ("Nomura") and Fiserv Securities, Inc., ("Fiserv"). On September 25, 2001, Nasdaq halted trading in the stock of GENI, which had last traded at a price of $5.90 before the halt. As a result, MJK was unable to meet its collateral requirements on the GENI and other securities with certain counterparties to those transactions. Subsequently, MJK was ordered to cease operations by the SEC. These events have led to disputes between certain of the participants in the above described stock loan transactions as set forth below. These actions seek various forms of equitable relief and seek repayment of a total of approximately $60 million, plus interest, received by E*TRADE Securities in connection with the GENI and other stock loan transactions.

- By a complaint dated October 1, 2001, a lawsuit was filed in the Superior Court for the State of California, County of Los Angeles entitled, "Wedbush Morgan Securities Inc. v. E*TRADE Securities, Inc.", asserting claims for injunctive relief, specific performance, declaratory relief and breach of written contract and seeking (in addition to equitable relief) approximately $8 million in damages from E*TRADE Securities. Subsequently, Wedbush and E*TRADE Securities agreed to binding arbitration, and E*TRADE Securities filed an arbitration claim with the NYSE in November of 2001 asserting a claim for declaratory relief and seeking approximately $15 million in damages from Wedbush. Thereafter, Wedbush answered and filed a counterclaim with the NYSE against E*TRADE Securities on December 12, 2001 reasserting the breach of contract claim it set forth in its original complaint. At this time, the Company is unable to predict the outcome of this dispute.

- By a complaint dated October 4, 2001, a lawsuit was filed in the United States District Court for the Eastern District of Pennsylvania entitled, "Fiserv Securities Inc. v. E*TRADE Securities, Inc." Fiserv filed an amended complaint dated July 2, 2002, seeking $27 million in damages plus interest, punitive damages, attorney fees and other relief from E*TRADE Securities for breach of contract, conversion and unjust enrichment. On July 17, 2002, E*TRADE Securities filed an amended answer denying Fiserv's claims and asserting affirmative defenses. The matter is currently set for trial on May 12, 2003. At this time, the Company is unable to predict the ultimate outcome of this dispute.

- By a complaint dated October 22, 2001, a lawsuit was filed in the United States District Court for the Southern District of New York entitled, "Nomura Securities International, Inc., v. E*TRADE Securities, Inc." 01-CV-9280 (AGS)(MHD). Nomura filed an amended complaint dated October 29, 2001, seeking approximately $10 million in damages plus interest, unspecified punitive damages, attorney fees and injunctive and other relief from E*TRADE Securities for conversion and breach of contract. On November 19, 2001, E*TRADE Securities filed an amended answer and interposing affirmative defenses and three counterclaims for conversion, money had and received, and unjust enrichment seeking to recover approximately $5 million in damages plus interest, punitive damages, attorneys fees and other relief from Nomura. On June 5, 2002 Nomura filed a motion for summary judgment asking that it be awarded summary judgment on its claim for breach of contract and on E*TRADE Securities' counterclaims for conversion, money had and received, unjust enrichment and punitive damages. On June 20, 2002, E*TRADE Securities cross-moved for partial summary judgment and in opposition to Nomura's Motion for Summary Judgment.

E*TRADE Securities sought summary judgment on Nomura's breach of contract claim, arguing that the alleged contract between Nomura and E*TRADE Securities did not apply to the transaction at issue in the case. Both Nomura's motion for summary judgment and E*TRADE Securities' cross-motion for partial summary judgment are currently pending before the court. On February 7, 2003, the Court dismissed E*TRADE Securities' demand for punitive damages but otherwise denied Normura's motion to dismiss E*TRADE Securities' counterclaims. At this time, the Company is unable to predict the ultimate outcome of this dispute.

On September 25, 2002, E*TRADE Securities filed an action in the United States District Court for the District of Minnesota captioned E*TRADE Securities LLC v. Deutsche Bank AG et al., Civil No. 02-3711 (RHK/AJB), alleging, among other things, that Deutsche Bank AG, Nomura Canada, Inc., and others participated in a stock lending fraud and violated Section 10(b) of the Securities Exchange Act, Rule 10b-5 thereunder, Sections 5 and 12 of the Securities Act, and other provisions of state and federal law, by among other things: distributing unregistered securities beneficially owned by insiders of the issuers, disguising those distributions as routine securities lending transactions, manipulating the prices of the securities in question, and concealing material information including the real parties in interest and the underlying scheme. Through this lawsuit, E*TRADE Securities seeks, among other things, compensatory damages for all expenses and losses that it has incurred to date or may incur in the future in connection with the stock lending litigation described above and a declaration that defendants are liable for any further expenses or losses E*TRADE Securities may incur in that litigation, including by way of judgment or settlement. Deutsche Bank AG, Nomura Canada, Inc., and certain other defendants have filed motions to dismiss E*TRADE Securities' complaint in whole or in part. E*TRADE Securities intends to oppose those motions. At this time, the Company is unable to predict the ultimate outcome of this dispute.

From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC, the NASD or the NYSE by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As customers write option contracts or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral in the customers' accounts is not sufficient to fully cover losses which customers may incur from these strategies. To control this risk, the Company monitors margin levels daily, and customers are required to deposit additional collateral, or reduce positions, when necessary.

The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral when necessary.

The Company borrows securities temporarily from other brokers in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not deposit additional collateral or return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

At December 31, 2002, the Company had received collateral, primarily in connection with securities borrowed transactions and customer margin loans, with a market value of $897,000,000, which it can sell or repledge. Of this amount, $674,000,000 had been pledged or sold at December 31, 2002, in connection with securities lending transactions, deposits with clearing organizations, customer short sale transactions and customer fails to deliver.

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the Statement of Financial Condition for these transactions.

11. SUBSEQUENT EVENT

On January 31, 2003, the Company entered into an amendment (the "Amendment") to the Asset Exchange Agreement between E*TRADE Securities and the Company, pursuant to which certain assets and liabilities of $64,736,000 and $45,719,000, respectively, relating to E*TRADE Securities' stock loan transaction with MJK described above were transferred back to E*TRADE Securities. The original transfer of assets and liabilities occurred as a result of the Corporate Restructuring. However, E*TRADE Securities is defending the lawsuits described in Note 9 and, therefore, pursuant to the Amendment, it currently carries all assets and liabilities related to the litigation.

* * * * *

Deloitte & Touche LLP
Suite 600
225 West Santa Clara Street
San Jose, California 95113-1728

Tel: (408) 704-4000
Fax: (408) 704-3083
www.deloitte.com

Deloitte & Touche

January 22, 2003

E*TRADE Clearing LLC
535 Madison Avenue, 35th Floor
New York, NY 10022

Dear Sirs:

In planning and performing our audit of the statement of financial condition of E*TRADE Clearing LLC (the "Company") for the year ended December 31, 2002 (on which we have issued our report dated January 22, 2003 except as related to Note 11 for which the date is January 31, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act as the Company does not carry customers' regulated commodity futures, foreign futures, or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodities Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Commodities Futures Trading Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP